Exhibit 21.1

SUBSIDIARIES

1.	Amplicon Corporation, a Delaware corporation

2.	Tularik Pharmaceutical Company, a Delaware corporation

3.	Tularik GmbH, a German corporation

4.	Tularik Limited, a United Kingdom corporation

5.	Cumbre Inc., a Delaware corporation